CHEN-DRAKE LAW

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(310) 358-0104 (t); 888-896-7763 (f)

February 14, 2022

VIA E-MAIL

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Linda Cvrkel
Robert Shapiro
Mara Ransom
Ryan Lichtenfels

Re:	Ever Harvest International Group Inc.
Amendment No. 2 to Registration Statement on Form 10-12G
Filed on January 18, 2022
File No. 000-56362

Ladies and Gentlemen:

On behalf of Ever Harvest International Group Inc. (the “Company.” or “TLGN”), we are hereby responding to the comment letter dated February 3, 2022 (the “Staff Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Registration Statement on Form 10-12G/A filed January 18, 2022

Risk Factors, page 21

1. We note the following excerpt from the registration statement:

"We are a holding company whose primary assets are [...] our agreements with our variable interest entities [and] we depend entirely upon our [...] variable interest entities’ earnings and cash flow."

Please clarify whether your organization's structure contains variable interest entities. If not, please remove all references throughout the registration statement where you infer the company is dependent upon variable interest entities.

Response: Our organization structure does not contain variable interest entities. Where applicable, we have removed references to variable interest entities throughout the registration statement.

Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW